Exhibit 99.1

VisionChina Media Proposes to Appoint Marcum Bernstein & Pinchuk LLP as Its Independent Auditors

BEIJING, Nov. 22, 2016 /PRNewswire/ -- VisionChina Media Inc. ("VisionChina Media" or the "Company") (Nasdaq: VISN), China's largest out-of-home digital television and advertising network on mass transportation systems and the leading provider of urban mass transit Wi-Fi, today announced that its Board of Directors has approved the appointment of Marcum Bernstein & Pinchuk LLP ("Marcum BP") as the Company's independent auditors. The proposed appointment is subject to approval by the Company's shareholders at the Company's annual general meeting scheduled on December 29, 2016, and the completion of Marcum BP's internal acceptance procedures. Upon shareholders' approval and Marcum BP's acceptance, Marcum BP will replace Deloitte Touche Tohmatsu ("Deloitte") as the independent auditors for the Company with immediate effect. The Company will work closely with Deloitte and Marcum BP to ensure a seamless transition.

The proposal to appoint Marcum BP was made after careful consideration and an extensive evaluation process by the Board of Directors, the Audit Committee and management of the Company and approved by the Board of Directors and the Audit Committee. During the two fiscal years ended December 31, 2014 and 2015, there were no (1) disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make references in connection with their opinion to the subject matter of the disagreement, or (2) reportable events. The audit reports of Deloitte on the Company's consolidated financial statements for the fiscal years ended December 31, 2014 and 2015 did not contain any adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except that the report for the year ended December 31, 2015 included an explanatory paragraph regarding the substantial doubt about the Group's ability to continue as a going concern and an explanatory paragraph regarding the retrospective adjustments to reflect discontinued operations.

"We are grateful for Deloitte's quality service, experience and dedication over the past couple years as the Company's external auditors," said Mr. Stanley Wang, Chief Financial Officer of VisionChina Media. "We selected Marcum BP as part of our recent cost management measures, and we look forward to maintaining our solid accounting and financial practice with them."

Marcum BP is an independent public accounting firm formed in January 2011 as a joint venture between Marcum LLP and Bernstein & Pinchuk LLP. It provides a full range of audit and assurance, tax and transaction advisory services for clients in a variety of industries throughout the world. With offices in New York, Beijing, Shanghai, Guangzhou, Hangzhou and Shenzhen, Marcum BP provides the expertise and support needed to efficiently serve and advise its clients.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of December 31, 2015, VisionChina Media's advertising network included approximately 88,844 digital television displays on mass transportation systems in 19 of China's economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming.

In addition, VisionChina Media, through its consolidated affiliate Qianhai Mobile, has secured exclusive concession rights for bus Wi-Fi services in 25 cities across China, including Shanghai, Shenzhen, Guangzhou and Tianjin, covering approximately 80,000 buses. Currently, Qianhai Mobile provides free Wi-Fi Internet services on over 35,000 buses under the brand name "VIFI," spanning over 12 million commuters and providing over 6 million Wi-Fi service sessions per day.

For more information, please visit http://www.visionchina.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates" and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ms. Shuning Yi
Investor Relations Department
VisionChina Media Inc.
Tel: +86 134-2090-9426
E-mail: shuning.yi@visionchina.cn

Mr. Ross Warner
The Piacente Group, Inc.
Tel: +86 (10) 6535-0149
E-mail: visionchina@tpg-ir.com

In the United States:

Mr. Alan Wang
The Piacente Group, Inc.
Tel: +1 212-481-2050
E-mail: visionchina@tpg-ir.com